EXHIBIT 99.1

Adecco appoints new President of Ajilon Worldwide

CHESEREX, SWITZERLAND - January 14, 2005. Adecco SA, the world's largest human resources solutions provider, today announced the appointment of Jean-Manuel Bullukian as President of Ajilon Worldwide, its managed services, consulting and specialty staffing division, with more than 450 offices operating in 18 countries in North America, Europe and Asia Pacific. Effective as of 1st January 2005, the role will also include membership of the Executive Committee of Adecco SA.

Jean-Manuel has been mandated by the Group CEO and the Board of Directors to further grow Ajilon's activity, develop its offerings and look for strategic acquisitions in order to enhance profitability.

Jean-Manuel has considerable international experience in complex transformation projects for global clients in sectors such as Defence, Manufacturing, Automotive, Life Science and High Tech. He joins from Capgemini, where he spent 15 years, most recently as the global leader of Transformation Consulting, which accounts for 10% of Capgemini Group's revenues. Previously, he was Deputy of Capgemini's B2B unit from 2000, and Head of the European Supply Chain from 2001.

Jean-Manuel, who has an MBA from ESSEC, began his career in 1989 as a strategic consultant with the MAC Group, becoming part of Gemini Consulting in 1991. Latterly, he held senior management positions including Vice President of Gemini's Consulting Business Transformation practice from 1997, and leading its global front-end activities and e-business line from 1999, before the E&Y Consulting merger.

He is married, has four children and has lived in various European countries. - ends -

Notes to Editors

A portrait of Jean-Manuel Bullukian can be downloaded from the press office / photo library at www.adecco.com

About Ajilon Worldwide Worldwide, Ajilon has professional staffing and managed services divisions in several disciplines including finance and accounting, legal, high-end office support, information technology, communications, sales and marketing, engineering and more. Ajilon has more than 450 offices operating in 18 countries in North America, Europe and Asia Pacific. More information can be found on the World Wide Web at www.ajilon.com.

About Adecco Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 700,000 associates with business clients each day through its network of 28,000 employees and more than 6,000 offices in 72 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates. The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco Staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marche (12819).

Additional information is available at the Company's website at www.adecco.com.

For further information please contact:

Adecco Media Centre
Vanessa Oakes
Media Relations Director
Tel: +41 1 878 8888
E-mail: vanessa.oakes@adecco.com